EXHIHIT 1.3
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The  Stock  Exchange  of Hong  Kong  Limited  takes no  responsibility  for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This joint announcement is for informational purposes only and does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Share Proposal, the Option Proposal, the Possible MGO Offers or otherwise. This announcement also does not constitute a Solicitation/ Recommendation Statement under the rules and regulations of the SEC. In the event that such an offer is "commenced" within the meaning of Rule 14d-2 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Offeror will file a Tender Offer Statement on Schedule TO (the "Schedule TO") with the SEC. In addition, following any commencement of an offer, AsiaSat is expected to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). In the event an offer is commenced, persons that hold AsiaSat shares in the United States or American Depositary Receipts wherever located are urged to read carefully, when they may become available, any Schedule TO filed by any the Offeror and any Schedule 14D-9 filed by AsiaSat, including any other documents filed therewith and any amendments or supplements thereto because these documents will contain important information relating to the offer. Once filed, you will be able to obtain a free copy of the documents noted above and other documents filed by the Offeror or AsiaSat with the SEC at the SEC's web site at www.sec.gov, as well as on AsiaSat's website at www.asiasat.com.

Statements in this joint announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. The Reform Act provides a "safe harbour" for certain forward-looking statements so long as this information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. When used in this press release, the words "estimate", "plan", "project", "anticipate", "expect", "intend", "outlook", and other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from anticipated results as a result of certain risks and uncertainties which are more specifically set forth in AsiaSat's Annual Report on Form 20-F for the year ended 31 December 2005 on file with the SEC. These risks and uncertainties include but are not limited to (1) risks associated with technology, including delayed launches, launch failures and in-orbit failures, (2) regulatory risks, and (3) litigation and market risks. The foregoing list of important factors is not exclusive. Furthermore, AsiaSat operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond AsiaSat's control.

To the extent permissible under applicable law or regulation, and in accordance with normal market practice in Hong Kong, the Offeror, its respective affiliates and brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, directly or indirectly, AsiaSat shares or any securities that are immediately convertible into, exchangeable for, or exercisable for, AsiaSat shares, other than pursuant to an offer, before, during or after the period in which an offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by law or regulation in Hong Kong and other relevant jurisdictions. This information will be disclosed in the United States through amendments to the Schedule 13E-3 on file with the SEC, and available for free at the SEC's website at www.sec.gov, to the extent that such information is made public in Hong Kong pursuant to the Takeovers Code or the Listing Rules. The Offeror and its respective affiliates and agents will rely on, and comply with the other conditions of, the class exemptive relief from Rule 14e-5 under the Exchange Act granted by the SEC on 2 March 2007.

To the extent the offers referred to in this announcement are being made into the United States, they are being made directly by the Offeror. References in this announcement to offers being made by Morgan Stanley on behalf of the Offeror should be construed accordingly.

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

                                                      [GRAPHIC OMITTED]
                                                   [ASIASAT COMPANY LOGO]

                                             ASIA SATELLITE TELECOMMUNICATIONS
      ASIACO ACQUISITION LTD.                        HOLDINGS LIMITED
(formerly named Modernday Limited)              [CHINESE CHARACTERS OMITTED]
(Incorporated in the British Virgin            (Incorporated in Bermuda with
Islands with limited liability with                   limited liability)
    registered number 1373477)                       (Stock code: 1135)


                              JOINT ANNOUNCEMENT

          PROPOSED PRIVATISATION OF ASIA SATELLITE TELECOMMUNICATIONS
                               HOLDINGS LIMITED
                          BY ASIACO ACQUISITION LTD.
                       BY WAY OF A SCHEME OF ARRANGEMENT
               UNDER SECTION 99 OF THE COMPANIES ACT OF BERMUDA

                       AUTHORISATION CONDITIONS INVOKED
            SCHEME CANCELLED AND MEETINGS PROPOSED TO BE ADJOURNED
                                 INDEFINITELY

                        POSSIBLE MGO OFFERS TO BE MADE

                  Financial Adviser to AsiaCo Acquisition Ltd.

                                MORGAN STANLEY

      Independent Financial Adviser to the Independent Board Committee of
               Asia Satellite Telecommunications Holdings Limited
                      CLSA Equity Capital Markets Limited
                              ------------------
                                     CLSA
                              ASIA PAC C MARKETS
                              ------------------

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AUTHORISATION CONDITIONS INVOKED

The Proposals will not be implemented because the United States Department of State (the "US DEPARTMENT OF STATE") has in correspondence with GEC said it will not grant the approval necessary to implement the proposed privatisation of AsiaSat by the Offeror by way of the Scheme. The obtaining of relevant Authorisations is one of the Conditions to the Share Proposal which must be fulfilled or waived. Given the importance of the Authorisation from the US Department of State, the Offeror has decided to invoke the Authorisation Condition and Further Authorisation Condition and will not waive the fulfilment of such Conditions.

Accordingly the Formal MGO Documentation will be despatched in due course. The Possible MGO Share Offer Price is HK$16.00.

THE MEETINGS

It is proposed the Court Meeting and the Special General Meeting scheduled to be held at 10.00 a.m. and 10.30 a.m., respectively, on Tuesday, 24 April 2007 are adjourned indefinitely. Accordingly, resolutions will be proposed at the Court Meeting and the Special General Meeting to adjourn such meetings indefinitely.

ASIASAT SHARES AND ADSS CONTINUE TO BE SUSPENDED FROM TRADING UNTIL FURTHER NOTICE.
-------------------------------------------------------------------------------

This announcement is made further to the scheme document jointly issued by the Offeror and AsiaSat to AsiaSat Shareholders and Optionholders on 19 March 2007 in relation to the proposed privatisation of AsiaSat by way of a scheme of arrangement under Section 99 of the Companies Act (the "SCHEME DOCUMENT"). Terms defined in the Scheme Document have the same meanings when used in this announcement.

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

INVOKING OF THE AUTHORISATION CONDITION AND FURTHER AUTHORISATION CONDITION

The US Department of State has in correspondence with GEC said it will not grant the approval necessary to implement the proposed privatisation of AsiaSat by the Offeror by way of the Scheme. In the opinion of the Offeror, the consequences of proceeding with the Scheme without obtaining Authorisation from the US Department of State would be materially adverse to AsiaSat as it would result in AsiaSat being deemed to be in breach of important US Department of State approvals previously granted to AsiaSat in relation to its business. The obtaining of relevant Authorisations is one of the Conditions to the Share Proposal which must be satisfied or waived. The Offeror will not waive any Condition relating to compliance with a material legal or regulatory requirement.

The Offeror has therefore decided to invoke the Authorisation Condition and the Further Authorisation Condition and accordingly the Formal MGO Documentation will be despatched in due course.

THE MEETINGS

It is proposed the Court Meeting and the Special General Meeting scheduled to be held at 10.00 a.m. and 10.30 a.m., respectively, on Tuesday, 24 April 2007 at 17th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong, are adjourned indefinitely. Accordingly, resolutions will be proposed at the Court Meeting and the Special General Meeting to adjourn such meetings indefinitely.

MANDATORY GENERAL OFFERS

The Possible MGO Offers will be made on the following basis:

For each Possible MGO Offer Share       HK$16.00 in cash
For each Possible MGO Offer ADS         HK$160.00 in cash
For each B Option                       HK$0.01 in cash
For each C Option                       HK$1.65 in cash

The Possible MGO Share Offer Price represents:

- a premium of approximately 14.3 per cent. over the closing price of HK$14.00 per AsiaSat Share as quoted on the Stock Exchange on the Pre-Suspension Date;

- a premium of approximately 13.5 per cent. over the closing price of HK$14.10 per AsiaSat Share as quoted on the Stock Exchange on the Suspension Date;

- a premium of approximately 15.6 per cent. over the 30-day Average Pre-announcement Price of HK$13.84 per AsiaSat Share, respectively;

- a discount of approximately 11.3 per cent. to the highest closing price of approximately HK$18.04 per AsiaSat Share over the one-year period prior to the date of this announcement;

- an implied price to earnings multiple of 17.0 times, based on AsiaSat's reported basic earnings per share of HK$0.94 for the year ended 31 December 2005;

- an implied price to earnings multiple of 13.8 times, based on AsiaSat's reported basic earnings per share of HK$1.16 cents for the year ended 31 December 2006;

- a premium of approximately 52.1 per cent. to the audited consolidated net asset value per AsiaSat Share of approximately HK$10.52 as at 31 December 2005; and

- a premium of approximately 41.2 per cent. to the audited consolidated net asset value per AsiaSat Share of approximately HK$11.33 as at 31 December 2006.

PUBLIC FLOAT AND COMPULSORY ACQUISITION

In view of the objection of the US Department of State, even if sufficient acceptances of the Possible MGO Share Offer are received, the Offeror does not intend to make use of the compulsory acquisition provisions of the Companies Act. Accordingly, AsiaSat Shareholders should be aware that, in the event the AsiaSat Shares held by the public represent less than 25 per cent. of the issued AsiaSat Shares, trading in the AsiaSat Shares may be suspended. It should be noted that when the Possible MGO Offers are made and close, there may be insufficient public float in AsiaSat Shares and therefore, trading in AsiaSat Shares may be suspended until the prescribed level of public float is attained.

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

THE OFFEROR AND ASIASAT HEREBY REMIND THEIR RESPECTIVE ASSOCIATES OF THE DEALING RESTRICTIONS UNDER THE TAKEOVERS CODE AND TO DISCLOSE THEIR PERMITTED DEALINGS, IF ANY, IN ANY SECURITIES OF ASIASAT. ASIASAT SHAREHOLDERS, ADS HOLDERS, OPTIONHOLDERS AND POTENTIAL INVESTORS ARE ADVISED TO EXERCISE CAUTION WHEN DEALING IN ASIASAT SHARES AND ADSS.

ASIASAT SHARES AND ADSS CONTINUE TO BE SUSPENDED FROM TRADING UNTIL FURTHER NOTICE.

By order of the board of directors                  By order of the Board
    ASIACO ACQUISITION LIMITED           ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
 Mi Zeng Xin and Ronald J. Herman, Jr.                Peter Jackson
             Directors                            Chief Executive Officer

Hong Kong, 23 April 2007

As at the date of this announcement, the board of directors of the Offeror comprises Mi Zeng Xin, Ronald J. Herman, Jr., Ju Wei Min, Ko Fai Wong, Nancy Ku and Mark Chen.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the AsiaSat Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the AsiaSat Group) have been arrived at after due and careful consideration and there are no facts (other than those relating to the AsiaSat Group) not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the AsiaSat Board comprises Peter Jackson and William Wade as executive directors, Mi Zeng Xin, Ding Yu Cheng, Ronald J. Herman, Jr., John F. Connelly, Mark Chen, Nancy Ku, Ju Wei Min and Ko Fai Wong as non-executive directors, and Chen Kwan Yiu Edward, Sze Tsai To Robert and James Watkins as independent non-executive directors.

The directors of AsiaSat jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (in relation to the information relating to the AsiaSat Group only) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (in relation to the information relating to the AsiaSat Group only) have been arrived at after due and careful consideration and there are no facts (in relation to the information relating to the AsiaSat Group only) not contained in this announcement, the omission of which would make any statements in this announcement misleading.

Please  also  refer  to the  published  version  of  this  announcement  in The
Standard.


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